SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF nº 01.545.826/0001-07

NIRE nº 35.300.147.952

A Publicly-Traded Company with Authorized Capital

Minutes of the Board of Directors’ Meeting Held on December 10th, 2014

1.                  DATE, TIME AND PLACE: The meeting was held on December 10th, 2014, at 9 a.m., at Nações Unidas Avenue, 8.501, 19º floor, 939, São Paulo, State of São Paulo.

2.                  CALL NOTICE AND ATTENDANCE: Call notice was dismissed considering the presence of all members of the Board of Directors of the Company, therefore, the installation and approval quorum was reached.

3.                  PRESIDING BOARD: Chairman: Mr. Odair Garcia Senra; and Secretary: Mrs. Renata de Carvalho Fidale.

4.                  AGENDA: To resolve on: (a) the execution by the Company of the 10th issuance, being the 2nd private, of simple non-convertible secured debentures, character with floating guarantee and guarantee in rem in a single series (“Debentures”), purpose of private offering, regulated by the “Instrumento Particular de Escritura da 10ª Emissão, sendo a 2ª Privada, de Debêntures Simples, Não Conversíveis em Ações, com Garantia Flutuante e com Garantia Adicional Real,em Série Única da Gafisa S.A.”(“Debentures Deed”), on the total amount of BRL55,0 million (“Issuance”); and (b) authorization to the Company’s executive board (“Executive Board”) to perform any and all acts and take all the arrangements necessary to the execution and effectiveness of the Issuance and the Restricted Offering.

5.                  RESOLUTIONS: After the quorum of presence and the validity of this meeting were verified, the members of the Board of Directors decided, with abstention of Board member Maurício Marcellini Pereira:

a)         Approval of the Issuance: to approve the Issuance, which will be the purpose of the Private Offering, with the following characteristics:

(i) Allocation of Funds: the net funds captured by the issuing through this issue will be allocated to acquisition of lands and real estate development activity;

(ii) Guarantee - Fiduciary Alienation Property: serving as collateral of the Issuance, will be the constitution of fiduciary alienation property, described in the attachment I of the “Instrumento Particular de Contrato de Alienação Fiduciária de Bens Imóveis em Garantia e Outras Avenças” (“Fiduciary Alienation Contract”) currently directly held by the Issuer;

(iii) Total Value of the Issuance: the total face value of the Issuance will be BR55,0 million;

(iv) Quantity of Issued Debentures: 55,000 Debentures will be issued;

(v) Unit Face Value: the unit face value of the Debentures will be BR1,000.00 in the Date of Issuance, as defined below;

(vi) Type: the Debentures will be character with floating guarantee with general privilege on the assets of the Issuer, in the terms of the 1st § of the article 58, of Corporation Law, and with guarantee in rem, in the terms of the Debentures Deed;

(vii) Form, Type and Convertibly of the Debentures: the Debentures will be registered, simple and non-convertible in stock of the Issuer, without issuance of share certificates;

(viii) Series: A single series;

(ix) Date of Issuance: for all purposes and legal effects, the date of issuance of the Debentures will be December 10th, 2014 (“Date of Issuance”);

(x) Placement: the Debentures will be subject to private distribution, without any efforts of sale from financial institutions hired for such purpose;

(xi) Restatement of the Unit Face Value of the Debentures: the Unit Face Value or balance of the Unit Face Value of the Debentures will be updated from the subscription date of the accumulated variation of the National Extended Consumer Price Index (IPCA), calculated and published by the Brazilian Institute of Economy and Statistics (IBGE) (“Restatement of the Debentures”). The product of the Restatement of the Debentures will be automatically incorporated into the Unit Face Value of the Debentures (“Unit Face Nominal Value Update”), according to the formula specified at the Debentures Deed;

(xii) Remuneration: To the value of the Unit Face Nominal Value Update of Debentures will bear compensatory interest prefixed correspondent to 8.22% per year, on the basis of 252 business days (“Remuneration”). The Remuneration will be exponentially and cumulatively calculated, pro rata temporis, per elapsed business day, since the date of integralization or the Date of Payment of Remuneration (as defined below) preceding, as applicable, until the date of actual payment, according to the formula specified at the Debentures Deed.

(xiii) Payment of the Remuneration: the Remuneration of the Debentures will be paid annually, being the first payment due on January 20th, 2016 and the last on the Maturity Date (as defined below) (“Date of Payment Remuneration”).

(xiv) Amortization: the Unit Face Nominal Value Update of Debentures will be fully amortized according to the percentage and dates described below, in 3 installments annuals, being the first installment due on January 20th, 2018, as follows (“Amortization Date”), except in some cases established at the Debentures Deed:

Installments	Amortization Date	Amortized Percentual of the Unit Face Nominal Value Updated
1	January 20th, 2018	33.33%
2	January 20th, 2019	33.33%
3	January 20th, 2020	Remaining Balance

(xv) Maturity Date: the Debentures will mature on January 20th, 2020 (“Maturity Date”); and

(xvi) Acquisition Option, Voluntary Total Redemption, Total Redemption Offer and Events of Default: The acquisition option, the voluntary total redemption, the total redemption offer and the events of default will occur on the terms of the deed of Debentures, which all the terms and conditions were presented to the Board of Directors on this meeting and dully approved.

 b)        Approve the authorization to the Executive Board to perform any and all acts and take all the arrangements necessary to the execution and effectiveness of the Issuance and the Restricted Offering as approved by this Board of Directors, especially the execution of the Debentures Deed.

6. CLOSING OF THE MINUTES: As there was nothing else to be discussed, this minute was read, approved and sign by the attendant: Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Board of Directors: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira e Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 10, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer